September 1, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission,

Division of Corporation Finance

Mail Stop 3-4

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention: Melissa Walsh

Re:	VantageMed Corporation
Post-Effective Amendment No.2 to Form S-2 on Form SB-2
Filed July, 12, 2006
File No. 333-123915

Ladies/Gentlemen:

We are writing on behalf of our client, VantageMed Corporation (the “Company”), in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company dated August 9, 2006.  Transmitted herewith for filing via EDGAR is Post Effective Amendment No.3 on Form SB-2 to Registration Statement on Form S-2,  (File No. 333-123915) (the “Form SB-2”), together with all exhibits listed therein as being filed with such amendment.  All factual information provided herein relating to the Company has been provided to us by the Company.

The courtesy package that is being provided to Mr. Hugh Fuller contains a copy of this letter and two copies of the Form SB-2.

The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Post-Effective Amendment No. 2 to Form S-2 on Form S-1

Selling Stockholders, page 12

1.                                       Please clarify whether the Messrs. Goldblatt have voting and/or dispositive power over the shares of stock held or to be held by S Squared Technology, LP.  Please also disclose, if applicable, any broker-dealer affiliation or advise us supplementally if there is none.

The disclosure with respect to the securities managed by S Squared Capital, LLC and S Squared Technology Partners, LP has been revised as requested.  In addition, the Goldblatts have advised the Company that there is no broker-dealer affiliation with the parties mentioned.

Part II

Item 26. Recent Sales of Unregistered Securities, page 81

2.                                       Please disclose all sales of unregistered securities for the past three years.  See Item 701 of Regulation S-B.

The disclosure has been revised as requested.

Item 27. Exhibits

3.                                       Please file a currently dated opinion of counsel as to the legality of the shares being offered.

The opinion has been filed as requested.

In addition to the changes described above, the Company has amended the Form SB-2 to include the Company’s interim financial statements filed on August 11, 2006 on Form 10-QSB.  Please direct any further comments or requests for information to the undersigned.  You can reach me directly at (916) 930-3240 or via email at kevin.coyle@dlapiper.com.  Thank you very much.

Very truly yours,

By:	/s/ Kevin A. Coyle
Kevin A. Coyle

cc:	Steve Curd
Liesel Loesch